Exhibit 12.1

Shea Homes Limited Partnership and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. In calculating the ratio of earnings to fixed charges, earnings are calculated as (a) income (loss) before income taxes, excluding income (loss) from joint ventures, plus (b) fixed charges, plus (c) capitalized interest included in cost of sales, plus (d) distributed income of equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred and (b) the portion of rental expense deemed to be representative of an interest factor. For the years ended December 31, 2011, 2010, 2009 and 2008, earnings were insufficient to cover fixed charges for each such year by $40.2 million, $9.6 million, $350.3 million and $553.7 million, respectively.

	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008
	(In millions, except ratios)
Earnings:
(Loss) / income before income taxes, excluding equity in income (loss) from joint ventures	$29,422	$(105,117)	$(67,395)	$(433,189)	$(600,907)
Plus:
Fixed charges	66,857	69,961	62,290	59,512	58,912
Capitalized interest included in cost of sales	55,582	47,563	48,805	82,299	46,228
Distribution of earnings from unconsolidated joint ventures	1,400	650	400	630	937
Less:
Interest capitalized	(46,995)	(53,155)	(53,732)	(59,512)	(58,912)

Total earnings as calculated	106,266	(40,158)	(9,632)	(350,260)	(553,742)

Fixed charges:
Interest incurred	66,857	69,961	62,290	59,512	58,912
Portion of rental expense deemed to be representative of an interest factor	—	—	—	—	—

Total fixed charges	$66,857	$69,961	$62,290	$59,512	$58,912
Ratio of earnings to fixed charges	1.6	—	—	—	—